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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                 Gargoyles, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   366033-10-8
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                                 (CUSIP Number)

                         James L. Chosy, Vice President
                                  U.S. Bancorp
                             601 Second Avenue South
                        Minneapolis, Minnesota 55402-4302
                                 (612) 973-0359
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 1, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

CUSIP No. 366033-10-8

1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

         U.S. Bank National Association
         41-0417860

2.       Check The Appropriate Box If A Member Of A Group*
                                                 (a) [ ] (b) [_]

3.       Sec Use Only

4.       Source Of Funds
         OO

5.       Check If Disclosure Of Legal Proceedings Is Required Pursuant To
         Items 2(D) Or 2(E)                                     [_]

6. Citizenship Or Place Of Organization: Organized under the laws of the United States of America.

                                   7.   Sole Voting Power
              Number Of                 31,600,342
               Shares
            Beneficially           8.   Shared Voting Power
              Owned By                  0
                Each
              Reporting            9.   Sole Dispositive Power
               Person                   31,600,342
                With
                                  10.   Shared Dispositive Power
                                        0

11.      Aggregate Amount Beneficially Owned By Each Reporting Person
         31,600,342

12.      Check If The Aggregate Amount In Row (11) Excludes Certain Shares*
                                                            [_]

13.      Percent Of Class Represented By Amount In Row (11)
         80.2%

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14.      Type Of Reporting Person*
         BK


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                                  SCHEDULE 13D

CUSIP No. 366033-10-8

1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

         U.S. Bancorp
         41-0255900

2.      Check The Appropriate Box If A Member Of A Group*
                                                                  (a) [ ]
                                                                  (b) [_]

3.       Sec Use Only

4.       Source Of Funds
         OO

5.       Check If Disclosure Of Legal Proceedings Is Required Pursuant To
         Items 2(D) Or 2(E)                                     [_]

6.       Citizenship Or Place Of Organization: Incorporated in Delaware.

                                   7.    Sole Voting Power
              Number Of                  400,000
               Shares
            Beneficially           8.    Shared Voting Power
              Owned By                   0
                Each
              Reporting            9.    Sole Dispositive Power
               Person                    400,000
                With
                                  10.    Shared Dispositive Power
                                         0

11.      Aggregate Amount Beneficially Owned By Each Reporting Person
         400,000

12.      Check If The Aggregate Amount In Row (11) Excludes Certain Shares*
                                                            [_]

13.      Percent Of Class Represented By Amount In Row (11)
         5.1%

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14.      Type Of Reporting Person*
         HC

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ITEM 1.  SECURITY AND ISSUER.

This Schedule 13D relates to the Common Stock, no par value (the "Common Stock"), of Gargoyles, Inc., a Washington corporation (the "Issuer"), the principal executive offices of which are located at 5866 South 194th Street, Kent, Washington 98032.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)      Names:   U.S. Bank National Association
                  U.S. Bancorp
(b)      Residence or Business Address: 601 Second Avenue South,
         Minneapolis, Minnesota 55402-4302
(c)      Present Principal Occupation: N/A
(d)      Convictions in the last 5 years: None
(e)      Securities law violations in the last 5 years: None
(f) Citizenship: U.S. Bank National Association is organized under the laws of the United States of America. U.S. Bancorp is a Delaware corporation.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The 31,600,342 shares beneficially owned by U.S. Bank National Association ("USBNA") may be purchased upon conversion of 10,000,000 shares of Series A Preferred Stock of the Issuer, which are currently convertible (the "Preferred Shares"). Both the Preferred Shares held by USBNA and the shares of Common Stock held by U.S. Bancorp were acquired in connection with the restructuring of loans extended to the Issuer by USBNA. The Preferred Shares were acquired on June 1, 1999 in connection with the exchange of $10,000,000 of debt owed to USBNA by the Issuer for the Preferred Shares.

ITEM 4.  PURPOSE OF TRANSACTION.

The shares covered by this Schedule 13D are being held for investment purposes in connection with a restructuring of loans. Depending upon a continuing assessment and upon future developments, the reporting persons may determine, from time to time or at any time, to purchase additional shares of the Issuer or to sell or otherwise dispose of some of the shares. Other than the possibility that USBNA would exercise its right to convert the Preferred Shares into shares of Common Stock and the satisfaction of conditions to closing prior to the date hereof (including the resignation of all directors other than William D. Ruckelshaus), the reporting persons have no present plans which relate to or would result in: (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (b) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (c) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (d) any material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer's business or corporate structure; (f) changes in the Issuer's corporate charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (g) causing a class of securities of the Issuer to be delisted from a

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national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (i) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) Aggregate number of shares: Preferred Shares convertible into 31,600,342 shares of Common Stock held by USBNA. Percentage: 80.2 %. 400,000 shares of Common Stock held by U.S. Bancorp. Percentage: 5.1%.
(b) Number of shares with sole voting and disposition power: 31,600,342 shares of Common Stock by USBNA. 400,000 shares of Common Stock by U.S. Bancorp.
(c) The only transaction in the Common Stock by the reporting persons during the last sixty days is the acquisition of the Preferred Shares, convertible into Common Stock, described in Item 3 above.
(d)      USBNA is a wholly owned subsidiary of U.S. Bancorp.
(e)      N/A

ITEMS 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1         Joint Filing Agreement

Exhibit 2 Stock Purchase Agreement dated May 28, 1999, between Gargoyles, Inc. and U.S. Bank National Association (incorporated by reference to Exhibit 1.1 to Gargoyles, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 1999, SEC File
                  No. 000-21353 (the "Form 8-K")).

Exhibit 3 Second Amended and Restated Credit Agreement dated May 28, 1999 between Gargoyles, Inc. and U.S. Bank National Association (incorporated by reference to Exhibit 1.2 to the Form 8-K).

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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and complete.

Dated:  June 11, 1999                       U.S. BANK NATIONAL ASSOCIATION


                                            By  /s/ James L. Chosy
                                                --------------------------------
                                            Its Vice President
                                                --------------------------------


                                            U.S. BANCORP


                                            By  /s/ James L. Chosy
                                                --------------------------------
                                            Its Vice President
                                                --------------------------------

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Exhibit 1

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock of Gargoyles, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

         In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of June 11, 1999.

                                       U.S. BANK NATIONAL ASSOCIATION


                                       By  /s/ James L. Chosy
                                           --------------------------------
                                       Its Vice President
                                           --------------------------------


                                       U.S. BANCORP


                                       By  /s/ James L. Chosy
                                           --------------------------------
                                       Its Vice President
                                           --------------------------------